Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, OncoSec Medical Incorporated.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of OncoSec Medical Incorporated, effective at the opening of the trading session on July 20, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on June 15, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on June 26, 2023. The Staff determination to delist the Company securities became final on June 26, 2023.